EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Nine Months ended September 30, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$25,857
Fixed charges:
Interest expense	6,124
One-third of rents, net of income from subleases (a)	402
Total fixed charges	6,526
Less: Equity in undistributed income of affiliates	106
Income before income tax expense and fixed charges, excluding capitalized interest	$32,489
Fixed charges, as above	$6,526
Ratio of earnings to fixed charges	4.98
Including interest on deposits
Fixed charges, as above	$6,526
Add: Interest on deposits	981
Total fixed charges and interest on deposits	$7,507
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$32,489
Add: Interest on deposits	981
Total income before income tax expense, fixed charges and interest on deposits	$33,470
Ratio of earnings to fixed charges	4.46

(a)	The proportion deemed representative of the interest factor.